
Mail Stop 3030

May 1, 2009

Perry J. Grace
Executive Vice President and Chief Financial Officer
Zilog, Inc.
6800 Santa Teresa Boulevard
San Jose, California   95119

      Re: Zilog, Inc
          Form 10-K for fiscal year ended March 31, 2008
          File No. 1-13748

Dear Mr. Grace:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Kevin L. Vaughn
          Accounting Branch Chief